EXHIBIT 99.1

Brookfield Renewable Announces Renewal of Normal Course Issuer Bids

All amounts in US dollars unless otherwise indicated

BROOKFIELD, News, Dec. 15, 2025 (GLOBE NEWSWIRE) -- Brookfield Renewable today announced that the Toronto Stock Exchange (the “TSX”) has accepted notices filed by:

  Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“BEP”) of its intention to renew its normal course issuer bids for its limited partnership units (“LP Units”) and Class A preferred limited partnership units (“Preferred Units”);

  Brookfield Renewable Corporation (TSX: BEPC; NYSE: BEPC) (“BEPC” and together with BEP, “Brookfield Renewable”) of its intention to renew its normal course issuer bid for its outstanding class A exchangeable subordinate voting shares (“Exchangeable Shares”); and

  Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) of its intention to renew its normal course issuer bid for its outstanding Class A preference shares (“Preferred Shares”). BRP Equity is a wholly-owned subsidiary of BEP.

Brookfield Renewable believes that the renewed normal course issuer bid will provide the flexibility to use available funds to purchase LP Units, Preferred Units, Exchangeable Shares or Preferred Shares, as applicable, should they be trading in price ranges that do not fully reflect their value, representing an attractive use of available funds. There are currently three series of Preferred Units and five series of Preferred Shares outstanding and listed on the TSX.

Under BEP’s normal course issuer bid for LP Units, BEP is authorized to repurchase up to 15,296,104 LP Units, representing 5% of its issued and outstanding LP Units. At the close of business on December 4, 2025, there were 305,922,080 LP Units issued and outstanding. Under BEP’s normal course issuer bid, it may repurchase up to 69,640 LP Units on the TSX during any trading day, which represents 25% of the average daily trading volume of 278,560 LP Units for the six months ended November 30, 2025.

Under BEPC’s normal course issuer bid for Exchangeable Shares, BEPC is authorized to repurchase up to 7,244,255 Exchangeable Shares, representing 5% of its issued and outstanding Exchangeable Shares. At the close of business on December 4, 2025, there were 144,885,110 Exchangeable Shares issued and outstanding. Under BEPC’s normal course issuer bid, it may repurchase up to 65,073 Exchangeable Shares on the TSX during any trading day, which represents 25% of the average daily trading volume of 260,295 Exchangeable Shares for the six months ended November 30, 2025.

Under BEP’s normal course issuer bid for Preferred Units, BEP is authorized to repurchase a total of approximately 10% of the public float of each respective series of the Preferred Units as follows:

Series	Ticker	Issued and outstanding units[1]	Public float[1]	Average daily trading volume[2]	Maximum number of units subject to purchase[3]
					Total	Daily
7	BEP.PR.G	7,000,000	7,000,000	5,653	700,000	1,413
13	BEP.PR.M	10,000,000	10,000,000	3,600	1,000,000	1,000
18	BEP.PR.R	6,000,000	6,000,000	4,189	600,000	1,047

1.   Calculated as at December 4, 2025.
2.   For the 6 months ended November 30, 2025.
3.   In accordance with TSX rules, any daily repurchases with respect to the Series 13 Preferred Units would be limited to 1,000 Series 13 Preferred Units.

Under BRP Equity’s normal course issuer bid for Preferred Shares, BRP Equity is authorized to repurchase a total of approximately 10% of the public float of each respective series of the Preferred Shares as follows:

Series	Ticker	Issued and outstanding shares[4]	Public float[4]	Average daily trading volume[5]	Maximum number of shares subject to purchase[6]
					Total	Daily
1	BRF.PR.A	8,372,310	8,372,310	9,983	837,231	2,495
2	BRF.PR.B	1,587,754	1,587,754	3,937	158,775	1,000
3	BRF.PR.C	9,961,399	9,961,399	6,700	996,139	1,675
5	BRF.PR.E	7,000,000	4,114,504	1,030	411,450	1,000
6	BRF.PR.F	7,000,000	7,000,000	2,592	700,000	1,000

4.   Calculated as at December 4, 2025.
5.   For the 6 months ended November 30, 2025.
6.   In accordance with TSX rules, any daily repurchases with respect to the Series 2 Preferred Shares, the Series 5 Preferred Shares and the Series 6 Preferred Shares would be limited to 1,000 Preferred Shares of such series.

Repurchases under each normal course issuer bid are authorized to commence on December 18, 2025 and each normal course issuer bid will terminate on December 17, 2026, or earlier should Brookfield Renewable or BRP Equity, as applicable, complete repurchases under its respective normal course issuer bids prior to such date.

Under BEP’s prior normal course issuer bid for LP Units that commenced on December 18, 2024 and expires on December 17, 2025, BEP previously sought and received approval from the TSX to repurchase up to 14,255,578 LP Units. As of December 4, 2025, BEP has repurchased 1,522,975 LP Units under its current normal course issuer bid through open market transactions on the TSX and alternative trading systems at a weighted average price per LP Unit of approximately CDN$31.9363.

Under BEPC’s prior normal course issuer bid that commenced on December 18, 2024 and expires on December 17, 2025, BEPC previously sought and received approval from the TSX to repurchase up to 8,982,042 Exchangeable Shares. BEPC has not repurchased any Exchangeable Shares under its existing normal course issuer bid in the past 12 months.

Under BEP’s prior normal course issuer bid for Preferred Units that commenced on December 18, 2024 and expires on December 17, 2025, BEP previously sought and received approval from the TSX to repurchase up to 700,000 Series 7 Preferred Units, 1,000,000 Series 13 Preferred Units, and 600,000 Series 18 Preferred Units. BEP did not repurchase any Preferred Units under this normal course issuer bid.

Under BRP Equity’s prior normal course issuer bid that commenced on December 18, 2024 and expires on December 17, 2025, BRP Equity previously sought and received approval from the TSX to repurchase up to 684,953 Series 1 Preferred Shares, 311,053 Series 2 Preferred Shares, 996,139 Series 3 Preferred Shares, 411,450 Series 5 Preferred Shares and 700,000 Series 6 Preferred Shares. BRP Equity did not repurchase any Preferred Shares under this normal course issuer bid.

All purchases of the LP Units and Exchangeable Shares will be effected through the facilities of the TSX and/or the New York Stock Exchange and/or alternative trading systems in Canada and/or the United States. All purchases of Preferred Units and Preferred Shares will be effected through facilities of the TSX and/or alternative trading systems in Canada. All LP Units, Preferred Units, Exchangeable Shares and Preferred Shares acquired under the applicable normal course issuer bid will be cancelled. Repurchases will be subject to compliance with applicable Canadian securities laws.

BEP and BEPC intend to enter into automatic share purchase plans, which have been pre-cleared by the TSX, on or about the week of December 22, 2025 in relation to their respective normal course issuer bids. The automatic share purchase plans will allow for the purchase of LP Units, Preferred Units and Exchangeable Shares, as applicable, subject to certain trading parameters, at times when BEP or BEPC, as applicable, ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Outside these periods, LP Units, Preferred Units or Exchangeable Shares, as applicable, will be repurchased in accordance with management’s discretion, in compliance with applicable law.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar, distributed solar, and storage facilities, and our sustainable solutions assets include our investment in a leading global nuclear services business and investments in carbon capture and storage capacity, agricultural renewable natural gas, materials recycling and eFuels manufacturing capacity, among others.

Investors can access the portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation.

Brookfield Renewable is the flagship listed renewable power and transition company of Brookfield Asset Management, a leading global alternative asset manager headquartered in New York, with over $1 trillion of assets under management.

For more information, please contact:

Media:	Investors:
Simon Maine	Alex Jackson
Tel: +44 7398 909 278	Tel: +1 (416) 649-8196
Email: simon.maine@brookfield.com	Email: alexander.jackson@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws. Forward-looking statements and information may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements and information can be identified by the use of words such as “will”, “believes” and “may” or variations of such words and phrases and include statements regarding the potential future purchases by BEP of its LP Units and Preferred Units, by BEPC of its Exchangeable Shares and by BRP Equity of its Preferred Shares pursuant to their respective normal course issuer bids and, as applicable, automatic repurchase plans. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include: general economic conditions; interest rate changes; availability of equity and debt financing; the performance of the LP Units, the Preferred Units, the Exchangeable Shares or the Preferred Shares or the stock exchanges generally; and other risks and factors described in the documents filed by Brookfield Renewable with securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Renewable’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.

Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.